September 29, 2011
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Jon D. Van Gorp
Direct Tel +1 312 701 7091
Direct Fax +1 312 706 8362
jvangorp@mayerbrown.com

Ms. Julie F. Rizzo Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Re:	Westpac Securitisation Management Pty Limited Amendment No. 2 to the Registration Statement on Form S-3 Filed April 11, 2011 File No: 333-166670

Dear Ms. Rizzo:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) responds to the Commission staff’s comment letter dated April 27, 2011 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 3 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show the changes from the Registration Statement as filed on April 11, 2011.

The Registrant’s responses to the Comment Letter are set forth below.  The responses follow each of the staff’s comments, which are re-typed and italicized below.  Please note that the page references refer to the marked copy of the base prospectus and form of prospectus supplement.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Ms. Julie F. Rizzo
September 29, 2011

Prospectus Supplement

Summary of the Notes, page 4

The Housing Loan Pool, page 7

1.           We note your response to prior comment 1.  Please advise as to why you have deleted the placeholder for the number and percentage of housing loans in the pool that have been subject to a waiver, modification or extension.  Alternatively, please revise your filing to include disclosure regarding the number and percentage of housing loans in the pool that are modified loans here and in the Details of the Housing Loan Pool section starting on page 36.  Additionally, advise how you plan to present any exception loan information in the prospectus supplement prior to Item 1111(a)(8) of Regulation AB’s compliance date and revise your disclosure as appropriate.

Response

We have revised “Summary of Notes – The Housing Loan Pool” on page S-7 of the prospectus supplement and “Details of the Housing Loan Pool” on page S-33 of the prospectus supplement to include disclosure indicating that we will disclose data regarding the number of housing loans that would be credit-related exceptions to our credit policy and a description of the nature of the exceptions, to the extent the number of credit-related exceptions materially exceeds 8-10% of the pool of housing loans.

Withholding Tax, page 8

2.           We note your response to prior comment 2.  Please confirm that you will title any security which can be called with 25% or more of the underlying principal outstanding “callable” and revise your disclosure as appropriate or provide us with your analysis as to why it is not necessary to label the securities “callable.”

Response

The securities described in our registration statement are not callable since the issuer cannot unilaterally call the securities since noteholders owning 75% of the aggregate principal balance of the notes have veto rights on calling the security.  In the event that we do a transaction under this registration statement where the noteholders do not have such veto rights, we will label the security “callable”.

Mayer Brown llp

Ms. Julie F. Rizzo
September 29, 2011

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp
Jon D. Van Gorp